SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1998

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.    Name and Business address of person filing statement.

      Richard M. Burns
      One Liberty Square, P. O. Box 2333
      Boston, MA 02107

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
      paragraph (b) of Rule U-17.         None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

      Blackstone Valley Electric Company    Eastern Utilities Associates
      Eastern Edison Company                Montaup Electric Company
      EUA Service Corporation               EUA Ocean State Corporation
      EUA Cogenex Corporation               EUA Energy Investment Corporation
      EUA Cogenex-Canada, Inc.              Newport Electric Corporation
      EUA TransCapacity, Inc.               Northeast Energy Management, Inc.
      Eastern Unicord Corporation               EUA Highland Corporation
      EUA Citizens Conservation Services Corp.  EUA Bioten, Inc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

      Vice President, Director, Comptroller, Assistant Treasurer, Assistant Secretary, and Assistant Clerk of EUA Service Corporation. Vice President, Assistant Treasurer, and Assistant Secretary of Blackstone
          Valley Electric Company.
      Vice President, Assistant Treasurer and Assistant Clerk of Eastern Edison
           Company and Montaup Electric Company.
      Vice President and Assistant Treasurer of Newport Electric Corporation. Comptroller, Assistant Treasurer and Director of EUA Cogenex
           Corporation.
      Director, Vice President, Assistant Treasurer and Assistant Clerk of EUA
           Energy Investment Corporation.
      Assistant Treasurer of Eastern Unicord and EUA Ocean State Corporation Comptroller, Assistant Treasurer, Assistant Secretary and Chief
           Accounting Officer of Eastern Utilities Associates.
      Vice President and Comptroller of Northeast Energy Management, Inc. Assistant Treasurer and Director of EUA TransCapacity, Inc. and EUA
           Bioten, Inc.
      Vice President, Comptroller and Assistant Treasurer of EUA Cogenex
          Canada, Inc.
      Comptroller and Assistant Treasurer of EUA Citizens Conservation Services Corporation and EUA Highland Corporation.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
      (Use column (a) as supplementary statement only).

_______________________________________________________________________________
                    !  Salary or other compensations  !Person or company from
                    !_________________________________!whom received or to be
 Name of recipient  !     Received    ! to be received!      received
                    !       (a)       !      (b)      !
   _________________!_   _____________!_______________!_   ___________________
 Richard M. Burns   !$161,371.08      !$342,364.88    !EUA Service Corporation
____________________!_________________!_______________!_______________________

     (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
   Item 4, above, and the source or sources of reimbursement for same.

   (a)  Total amount of routine expenses charged to client:  $     None
   (b)  Itemized list of all other expenses:

Date         January 23,  1997            (Signed) /s/Richard M. Burns


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